Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated July 19, 2011

J.P.Morgan

5yr Daily Liquidity Notes linked to the J.P. Morgan Contag Beta Alternate Benchmark Class A Total Return Index

North America Structured Investments

OVERVIEW

The notes may be appropriate for investors who seek a return linked to the JPMorgan Contag Beta Alternate Benchmark Class A Total Return Index.

The JPMorgan Contag Beta Alternate Benchmark Class A Total Return Index uses the weights of each type of commodities referenced by the DJUBS Commodity Index, while taking into account the JPMorgan Contag methodology for contract selection.

The JPMorgan Contag contract selection methodology attempts to identify the futures contract with the largest amount of backwardated or the least amount of contango and makes a synthetic investment in that contract in accordance with the applicable weights.

Backwardated is the situation in which the next month's contract relative to the observed contract is at a lower price, and "contango" is when the next month's contract is at a higher price. The selection methodology attempts to select the commodity futures contracts with the relatively lowest price, based on certain parameters. Most commodity markets generally trade in contango, so by selecting contracts that are backwardated or have the least amount of contango, the Index attempts to outperform the benchmark, such as the DJUBS Commodity Index.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Principal Amount:	$1,000
Index:	The J.P. Morgan Contag Beta Alternate Benchmark Class A Total Return Index
Ticker:	JCTABDJT
Inception Date:	July 8, 2011
Maturity Date:	July 13, 2016
Cusip:	TBD
Investor Fee:	0.85%, deducted daily from the closing note value

Assumptions

Investor Fee Percentage	0.85% per annum
Index Closing Level on Inception Date	610.00

Return Profile

For each note, unless earlier repurchased or redeemed, the investor will receive at maturity a cash payment equal to the Indicative Note Value as of the Final Valuation Date. We may accelerate the maturity of your notes if a commodity hedging disruption event occurs.

The return on your initial investment at maturity will be reduced by the Investor Fee, which is deducted from the Indicative Note Value on each business day during the term of the notes, which we refer to as a "Valuation Date." Accordingly, you will lose some or all of your initial investment at maturity if the level of the Index decreases or does not increase sufficiently to offset the cumulative and compounded effect of the Investor Fee.

The Indicative Note Value on the Inception Date will be equal to the Principal Amount. On each subsequent Valuation Date, the Indicative Note Value will be equal to (a) (i) the Indicative Note Value as of the immediately preceding Valuation Date multiplied by (ii) the percentage change in the Index measured against the immediately preceding Valuation Date, which we refer to as the "Index Factor" minus (b) the Investor Fee as of such Valuation Date. If the amount calculated above is less than zero, the Indicative Note Value on such Valuation Date will be $0.

Quarter End A	Hypothetical Index Closing Level B	Hypothetical Index Factor* C	Hypothetical Investor Fee*† D	Hypothetical Indicative Note Value* E
t		B_t/B_{t-1}	E_{t-1} x Investor Fee Percentage * (90/360)	$(E_{t-1} \times C_t) - D_t$
0	610.00000	-	-	$1,000.00000
1	622.20000	1.02000	$2.125000	$1,017.87500
2	634.64400	1.02000	$2.16298	$1,036.06952
3	647.33688	1.02000	$2.20165	$1,054.58926
4	660.28362	1.02000	$2.24100	$1,073.44004
5	673.48929	1.02000	$2.28106	$1,092.62778
6	686.95908	1.02000	$2.32183	$1,112.15850
7	673.21989	0.98000	$2.36334	$1,087.55200
8	659.75550	0.98000	$2.31105	$1,063.48991
9	646.56039	0.98000	$2.25992	$1,039.96019
10	633.62918	0.98000	$2.20992	$1,016.95108
11	620.95660	0.98000	$2.16102	$994.45103
12	608.53746	0.98000	$2.11321	$972.44880

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.
† Assuming that the total number of calendar days in each quarter is 90.
**The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes.

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com

5yr Daily Liquidity Notes linked to the J.P. Morgan Contag Beta Alternate
Benchmark Class A Total Return Index

[GRAPHIC OMITTED]

North America Structured Investments

Selected Benefits

[] The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase or redemption linked to the index, subject to the deduction of the Investor Fee.

[] The notes provide exposure to a basket of commodities through a proprietary index.

[] Potential for long-term capital gains tax treatment if you hold your notes for more than one year

[] Minimum denomination of $1,000  and integral multiples in excess thereof

[] You may request that we repurchase your notes on a daily basis in minimum denominations equal to the Principal Amount, subject to compliance with the applicable redemption procedures

Selected Risks

[] The investment may result in a loss.

[] Payment on the notes at maturity is subject to the credit risk of JPMorgan
Chase and Co.  Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.

[] Even if the level of the Index increases, you may suffer a loss due to the investor fee which is deducted from the value of your notes daily

[] Our affiliate, JPMSL, is the index calculation agent and may adjust the index in a way that affects its level.

[] If we redeem your notes prior to maturity, you may no be able to reinvest the proceeds in an instrument with similar characteristics and the payment you receive might be less than the amount paid to you if you determined when to dispose of your notes.

[] Lack of liquidity: The notes will not be listed on any securities exchange.
Other than pursuant to the early repurchase and optional redemption rights,
JPMS will not purchase notes in the secondary market.

[] Commodity futures contracts are subject to uncertain legal and regulatory regimes.

[] Volatility in the Index could be high and unpredictable.

[] Owning the notes is not the same as directly owning any commodities or commodity futures contracts.

[] The Index has a limited operating history, may not be successful and may not outperform an alternative strategy related to these futures contracts.

[] You will not know how much you will receive upon early repurchase at the time you elect that we repurchase your notes.

[] Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as note calculation agent and

hedging our obligations under the notes. It is possible that such hedging or trading activity of ours could result in substantial returns for us while the value of your notes decline.

[] The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable disclosure statement and "Selected Risk Considerations" in the applicable term sheet for additional information

Disclaimer
SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the Daily Liquidity Notes are uncertain.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one
of our filings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010309000965/symbol_guide.pdf
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J. P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com